SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

STONECO LTD.

(Name of Issuer)

CLASS A COMMON SHARES

(Title of Class of Securities)

G85158106

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1 (b)

☐	Rule 13d-1 (c)

☒	Rule 13d-1 (d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON VCK Investment Fund Limited (SAC)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER NONE
	6	SHARED VOTING POWER 92,269,469 (1)
	7	SOLE DISPOSITIVE POWER NONE
	8	SHARED DISPOSITIVE POWER 92,269,469 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 92,269,469 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ NOT APPLICABLE
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 42.3%(2)(3)
12	TYPE OF REPORTING PERSON CO

(1)	Consists of (i) 28,979 Class A Common Shares and 4,192,588 Class B Common Shares held of record by VCK Investment Fund Limited (SAC) (“VCK” or the “Reporting Person”), a fund controlled by André Street de Aguiar (“André Street”) and Eduardo Cunha Monnerat Solon de Pontes (“Eduardo Pontes”), (ii) 5,460,077 Class B Common Shares held of record by Cakubran Holdings Ltd. (“Cakubran”), a company controlled by VCK, and (iii) 82,587,825 Class B Common Shares held of record by HR Holdings, LLC, a company controlled by ACP Investments Ltd. — Arpex Capital, in turn controlled by VCK. Each Class B Common Share is convertible into one Class A Common Share at the option of its holder at any time.

(2)	Based on the quotient obtained by dividing (a) the aggregate number of Class A Common Shares and Class B Common Shares beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 125,697,438 Class A Common Shares outstanding as of December 31, 2018, as reported by the Issuer to the Reporting Person, and (ii) the aggregate number of Class B Common Shares beneficially owned by the Reporting Person. The aggregate number of Class B Common Shares beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as-converted into Class A Common Shares only for the purpose of computing the percentage ownership of the Reporting Person.

(3)	Each Class A Common Share is entitled to one vote, and each Class B Common Share is entitled to ten votes. The percentage reported does not reflect the ten for one voting power of the Class B Common Shares because the Class B Common Shares are treated as converted into Class A Common Shares for the purpose of this report.

1	NAME OF REPORTING PERSON André Street de Aguiar
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Brazilian Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER NONE
	6	SHARED VOTING POWER 92,269,469 (1)
	7	SOLE DISPOSITIVE POWER NONE
	8	SHARED DISPOSITIVE POWER 92,269,469 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 92,269,469 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ NOT APPLICABLE
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 42.3% (2)(3)
12	TYPE OF REPORTING PERSON IN

(1)	Consists of (i) 28,979 Class A Common Shares and 4,192,588 Class B Common Shares held of record by VCK Investment Fund Limited (SAC) (“VCK”), a fund controlled by André Street de Aguiar (“André Street” or the “Reporting Person”) and Eduardo Cunha Monnerat Solon de Pontes (“Eduardo Pontes”), (ii) 5,460,077 Class B Common Shares held of record by Cakubran Holdings Ltd. (“Cakubran”), a company controlled by VCK, in turn controlled by André Street and Eduardo Pontes, and (iii) 82,587,825 Class B Common Shares held of record by HR Holdings, LLC, a company controlled by ACP Investments Ltd. — Arpex Capital, in turn controlled by VCK, in turn controlled by André Street and Eduardo Pontes. Each Class B Common Share is convertible into one Class A Common Share at the option of its holder at any time.

(2)	Based on the quotient obtained by dividing (a) the aggregate number of Class A Common Shares and Class B Common Shares beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 125,697,438 Class A Common Shares outstanding as of December 31, 2018, as reported by the Issuer to the Reporting Person, and (ii) the aggregate number of Class B Common Shares beneficially owned by the Reporting Person. The aggregate number of Class B Common Shares beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as-converted into Class A Common Shares only for the purpose of computing the percentage ownership of the Reporting Person.

(3)	Each Class A Common Share is entitled to one vote, and each Class B Common Share is entitled to ten votes. The percentage reported does not reflect the ten for one voting power of the Class B Common Shares because the Class B Common Shares are treated as converted into Class A Common Shares for the purpose of this report.

1	NAME OF REPORTING PERSON Eduardo Cunha Monnerat Solon de Pontes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Brazilian Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER NONE
	6	SHARED VOTING POWER 92,269,469 (1)
	7	SOLE DISPOSITIVE POWER NONE
	8	SHARED DISPOSITIVE POWER 92,269,469 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 92,269,469 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ NOT APPLICABLE
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 42.3% (2)(3)
12	TYPE OF REPORTING PERSON IN

(1)	Consists of (i) 28,979 Class A Common Shares and 4,192,588 Class B Common Shares held of record by VCK Investment Fund Limited (SAC) (“VCK”), a fund controlled by André Street de Aguiar (“André Street”) and Eduardo Cunha Monnerat Solon de Pontes (“Eduardo Pontes” or the “Reporting Person”), (ii) 5,460,077 Class B Common Shares held of record by Cakubran Holdings Ltd. (“Cakubran”), a company controlled by VCK, in turn controlled by André Street and Eduardo Pontes, and (iii) 82,587,825 Class B Common Shares held of record by HR Holdings, LLC, a company controlled by ACP Investments Ltd. — Arpex Capital, in turn controlled by VCK, in turn controlled by André Street and Eduardo Pontes. Each Class B Common Share is convertible into one Class A Common Share at the option of its holder at any time.

(2)	Based on the quotient obtained by dividing (a) the aggregate number of Class A Common Shares and Class B Common Shares beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 125,697,438 Class A Common Shares outstanding as of December 31, 2018, as reported by the Issuer to the Reporting Person, and (ii) the aggregate number of Class B Common Shares beneficially owned by the Reporting Person. The aggregate number of Class B Common Shares beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as-converted into Class A Common Shares only for the purpose of computing the percentage ownership of the Reporting Person.

(3)	Each Class A Common Share is entitled to one vote, and each Class B Common Share is entitled to ten votes. The percentage reported does not reflect the ten for one voting power of the Class B Common Shares because the Class B Common Shares are treated as converted into Class A Common Shares for the purpose of this report.

Item 1.

(a) Name of Issuer

StoneCo Ltd.

(b) Address of Issuer’s Principal Executive Offices

R. Fidêncio Ramos, 308, 10th floor—Vila Olímpia

São Paulo—SP, 04551-010, Brazil

Item 2(a). Name of Person Filing:

Item 2(b). Address of Principal Business Office:

Item 2(c). Citizenship:

André Street de Aguiar R. Fidêncio Ramos, 308, 10th floor—Vila Olímpia São Paulo—SP, 04551-010, Brazil Brazilian Citizen	VCK Investment Fund Limited (SAC) 201 Church Street, Sandyport West Bay Street Nassau, Bahamas Bahamas Segregated Account Company (SAC)

Eduardo Cunha Monnerat Solon de Pontes Whyteside, The Warren Ashtead, Surrey KT21 2SG United Kingdom Brazilian Citizen

(d) Title of Class of Securities

Class A Common Shares

(e) CUSIP Number

G85158106

Item 3. If this statement is filed pursuant to § 240.13d-1(b), or § 240.13d-2(b) or (c), check whether the person filing is a:

This statement is not filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c).

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially Owned

See row 9 of the Cover Pages for each of the Reporting Persons.

(b) Percent of Class

See row 11 of the Cover Pages for each of the Reporting Persons.

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote

See row 5 of the Cover Pages for each of the Reporting Persons.

(ii) shared power to vote or to direct the vote

See row 6 of the Cover Pages for each of the Reporting Persons.

(iii) sole power to dispose or to direct the disposition of

See row 7 of the Cover Pages for each of the Reporting Persons.

(iv) shared power to dispose or to direct the disposition of

See row 8 of the Cover Pages for each of the Reporting Persons.

Item 5. Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

See Exhibit A.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

Not Applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 13th day of February, 2019

VCK INVESTMENT FUND LIMITED (SAC)

/s/ Kendal Simmons
Name: Kendal Simmons
Title: Director

/s/ Ralandra Sands-Taylor
Name: Ralandra Sands-Taylor
Title: Director

/s/ André Street de Aguiar
By: André Street de Aguiar

/s/ Eduardo Cunha Monnerat Solon de Pontes
By: Eduardo Cunha Monnerat Solon de Pontes

SCHEDULE 13G

EXHIBIT A

MEMBERS OF FILING GROUP

VCK Investment Fund Limited (SAC)

André Street de Aguiar (an individual who may be deemed to jointly control VCK Investment Fund Limited (SAC) together with Eduardo Cunha Monnerat Solon de Pontes)

Eduardo Cunha Monnerat Solon de Pontes (an individual who may be deemed to jointly control VCK Investment Fund Limited (SAC) together with André Street de Aguiar)

SCHEDULE 13G

EXHIBIT B

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

The undersigned persons hereby agree that reports on Schedule 13G, and amendments thereto, with respect to the Class A Common Shares of StoneCo Ltd. may be filed in a single statement on behalf of each of such persons.

VCK INVESTMENT FUND LIMITED (SAC)

Dated: February 13, 2019	/s/ Kendal Simmons
Name: Kendal Simmons
Title: Director

Dated: February 13, 2019	/s/ Ralandra Sands-Taylor
Name: Ralandra Sands-Taylor
Title: Director

Dated: February 13, 2019	/s/ André Street de Aguiar
By: André Street de Aguiar

Dated: February 13, 2019	/s/ Eduardo Cunha Monnerat Solon de Pontes
By: Eduardo Cunha Monnerat Solon de Pontes